FOR IMMEDIATE RELEASE	October 20, 2014

Micromem Technologies Inc.:
Micromem and Castrol innoVentures Sign Joint Development Agreement

Toronto, New York, October 20, 2014: Micromem Technologies Inc. (the “Company”) (CSE: MRM, OTCBB: MMTIF) through its wholly owned subsidiary Micromem Applied Sensor Technologies Inc. (MAST), is pleased to announce that it has executed a Joint Product Development Agreement (“Agreement”) with Castrol innoVentures (“Castrol”).

Castrol innoVentures (www.castrolinnoventures.com) is Castrol’s innovation & venturing arm. It seeks to invest in and create material businesses beyond lubricants.

The principal objective outlined in the Agreement will have the Company provide Castrol with its MEMS-based sensor solution that could be deployed into operational environments to provide Castrol with real time performance data. The intellectual property associated with the product development will be licensed exclusively to Castrol as part of a long term sales based royalty arrangement. Castrol will be responsible for sales and marketing of the new product into their existing global markets.

Dr. Jon Salkeld, Castrol innoVenture’s Technology Director, assigned to lead this effort stated: “This is our latest exciting move as we use open innovation and third party collaboration to accelerate the development of disruptive technologies and business models”

Steven Van Fleet, President of MAST, stated: “With Castrol’s underlying business principles aligning well with those of MAST, our technical competency of creating unique and customized sensor platforms in a MEMS environment, with functionality typically seen in large, lab scale instruments.”

Joseph Fuda, CEO of Micromem Technologies, stated: “We continue to penetrate global markets with corporations that are leaders in their respective industries.”

About Micromem and MASTInc
MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC BB: MMTIF, CSE: MRM) company. MASTInc analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement
This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

Listing:NASD OTC-Bulletin Board - Symbol: MMTIF
                    CSE - Symbol: MRM
Shares issued: 185,366,597
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
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